December 27, 2005

Mr. Donald A. Walker

Senior Assistant Chief Accountant

US Securities & Exchange commission

Washington D.C. 20549

VIA EDGAR, US Mail And Facsimile

Re:	Heartland Bancshares, Inc.
File No. 333-32245

Dear Mr. Walker:

This is in response to your letter dated December 22, 2005 regarding our Form 10-KSB for the Fiscal Year Ended December 31, 2004. Please be advised that we will consider your comments and make appropriate revisions to all future filings with the SEC and further that Heartland Bancshares, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions, feel free to contact me or Jeff Joyce, CFO at 317-738-3915.

Sincerely,

/s/ Steven L. Bechman

Steven L. Bechman

President & Chief Executive Officer

SLB:bnd